Liberty Latin America Ltd.

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(441) 295-5950

December 8, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Liberty Latin America Ltd.
Registration Statement on Form S-1 (File No. 333-221608)

Ladies and Gentlemen:

Liberty Latin America Ltd. (the “Issuer”) hereby requests acceleration of the effectiveness of the referenced Registration Statement on Form S-1 of the Issuer to 5:00 PM (New York City time) on December 12, 2017, or as soon as practicable thereafter.

Very truly yours, Liberty Latin America Ltd.

By:	/s/ Bryan H. Hall
Name:	Bryan H. Hall
Title:	President